September 19, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Barbara C. Jacobs, Assistant Director
Bernard Nolan, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Juan Migone, Staff Accountant

Re:	Apptio, Inc.
Registration Statement on Form S-1
(File No. 333-213334)

Acceleration Request
Requested Date: Thursday September 22, 2016
Requested Time: 4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and Rule 12d1-2 of the Securities Exchange Act of 1934, as amended, Apptio, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-213334) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Ivan Kaplan at (206) 883-2582.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission

September 19, 2016

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statements.

[Signature page follows]

* * * *

Securities and Exchange Commission

September 19, 2016

Sincerely,

APPTIO, INC.

/s/ Sachin Gupta

Sachin Gupta

President and Chief Executive Officer

Enclosures

cc:	Kurt Shintaffer, Apptio, Inc.

John Morrow, Apptio, Inc.

Patrick J. Schultheis, Wilson Sonsini Goodrich & Rosati, P.C.

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew Williamson, Cooley LLP

Alan Hambelton, Cooley LLP